
06014334



VIA PR NEWSWIRE DISCLOSE

ER 06747

Company Announcements Office,
London Stock Exchange.

5th June, 2006.

SUPPL

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 31st May 2006 and received by post on 5th June 2006, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 30th May 2006, held 27,320,013 shares, being 3.45% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231